Filed Pursuant to Rules 424(b)(3) and 424(c)
Registration Statement No. 333-152420

Prospectus Supplement No. 5

to

Prospectus Dated December 12, 2008

RAPTOR PHARMACEUTICALS CORP.

We are supplementing our Prospectus dated December 12, 2008, as originally filed as part of our Registration Statement on Form S-1 (Reg. No. 333-152420) with the Securities and Exchange Commission (the “Commission”) on July 18, 2008, as amended by that certain Pre-Effective Amendment No. 1 to the Form S-1 on Form S-1/A, as filed with the Commission on August 1, 2008 (and effective as of August 5, 2008), and as amended by that certain Post-Effective Amendment No. 1 to the Form S-1 on Form S-1/A, as filed with the Commission on November 26, 2008 (and effective as of December 11, 2008), as supplemented from time to time, relating to the resale by certain selling stockholders of up to 47,725,000 shares of common stock (the “Prospectus”), to provide information contained in our Current Report on Form 8-K filed with the Commission on July 28, 2009, a copy of which is attached hereto (without exhibits) and incorporated herein by reference.

You should read this Prospectus Supplement No. 5 in conjunction with the Prospectus which is required to be delivered with all supplements thereto. This Prospectus Supplement No. 5 is qualified by reference to the Prospectus and any earlier supplement, except to the extent the information in this Prospectus Supplement No. 5 updates or supersedes the information contained in the Prospectus or earlier supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION FOR THE RISKS ASSOCIATED WITH OUR BUSINESS.

RECENT DEVELOPMENTS

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CURRENT REPORT ON FORM 8-K

On July 28, 2009, we filed the attached quarterly report on Form 8-K with the Commission.

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Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 31, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2009

RAPTOR PHARMACEUTICALS CORP.

(Exact name of registrant as specified in its charter)

Delaware	000-50720	98-0379351
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Commercial Blvd., Suite 200, Novato, California 94949
(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (415) 382-8111

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement.

On July 27, 2009, Raptor Pharmaceuticals Corp., a Delaware corporation (“Raptor”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with TorreyPines Therapeutics, Inc., a Delaware corporation (“TorreyPines”), and ECP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of TorreyPines, (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, TorreyPines will acquire Raptor in a stock-for-stock reverse triangular merger (the “Merger”). In the Merger, Merger Sub will be merged with and into Raptor, with Raptor surviving the merger as a wholly-owned subsidiary of TorreyPines.

Upon the terms and subject to the conditions set forth in the Merger Agreement, TorreyPines will issue, and holders of Raptor’s common stock will receive, shares of common stock of TorreyPines, such that following the consummation of the transactions contemplated by the Merger Agreement, then current stockholders of Raptor are expected to own approximately 95% of the common stock of the combined company and current TorreyPines stockholders are expected to own approximately 5% of the common stock of the combined company. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended.

Subject to the terms of the Merger Agreement, which has been unanimously approved by the boards of directors of Raptor, TorreyPines and Merger Sub, upon consummation of the Merger contemplated by the Merger Agreement, each share of Raptor’s common stock issued and outstanding immediately prior to the Merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of TorreyPines’ common stock as determined pursuant to the exchange ratio described in the Merger Agreement. In addition, TorreyPines will assume options and warrants to purchase shares of Raptor’s common stock which will become exercisable for shares of TorreyPines’ common stock, adjusted in accordance with the same exchange ratio.

During the period of time between the signing of the Merger Agreement and the effectiveness of the Merger, TorreyPines has agreed to not take certain actions, without the prior written consent of Raptor, with respect to, among other things, its organizational documents, capital stock, certain expenditures, incurrence of debt, sale, lease, exchange or license of certain assets, as well as other matters. Raptor and TorreyPines are prohibited, subject to certain exceptions, from soliciting and negotiating additional offers from third parties to purchase or merge with Raptor or TorreyPines, respectively.

The consummation of the Merger is subject to closing conditions, including among other things, (i) the filing by TorreyPines with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 with respect to the registration of the shares of TorreyPines’ common stock to be issued in the Merger, and a declaration of its effectiveness by the SEC, (ii) approval and adoption of the Merger Agreement and Merger by the requisite vote of the stockholders of Raptor, (iii) approval of the issuance of shares of TorreyPines’ common stock in connection with the Merger, (iv) approval of the filing of a charter amendment by the requisite vote of TorreyPines’ stockholders, and (v) conditional approval for the listing of TorreyPines’ common stock to be issued in the Merger on the Nasdaq Capital Market, or, if agreed to by Raptor and TorreyPines, the Nasdaq Global Market. In order to comply with Nasdaq listing requirements, TorreyPines intends to seek stockholder approval to effect a reverse stock split of its common stock in conjunction with the closing of the Merger.

The Merger Agreement contains certain termination rights for both Raptor and TorreyPines, and further provides that, upon termination of the Merger Agreement under specified circumstances, Raptor may be required to reimburse TorreyPines for certain of its costs and expenses incurred in connection with the Merger in an amount not to exceed $250,000 and TorreyPines may be required to reimburse Raptor for certain of its costs and expenses incurred in connection with the Merger in an amount not to exceed $250,000.

A copy of the Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. A copy of the joint press release issued by Raptor and TorreyPines announcing the Merger is attached to this report as Exhibit 99.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Raptor, TorreyPines or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Raptor, TorreyPines, or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Raptor’s or TorreyPines’ public disclosures.

Voting Agreements

On July 27, 2009, contemporaneously with the execution of the Merger Agreement, certain officers and directors of Raptor, who together beneficially own approximately 11% of the outstanding common stock of Raptor, entered into voting agreements with Raptor and TorreyPines in favor of TorreyPines agreeing, among other things, to vote all shares of Raptor’s common stock held by them: (a) in favor of the adoption of the Merger Agreement; and (b) generally against any action or agreement submitted to Raptor’s stockholders that would result in a breach of Raptor’s representations, warranties, covenants or other obligations under the Merger Agreement. On July 27, 2009, contemporaneously with the execution of the Merger Agreement, certain officers and directors of TorreyPines, who together beneficially own approximately 1% of the outstanding common stock of TorreyPines, entered into voting agreements on similar terms with Raptor and TorreyPines in favor of Raptor agreeing, among other things, to vote all shares of TorreyPines’ common stock held by them: in favor of (a) the issuance of TorreyPines’ common stock to be issued in the Merger; (b) the filing of the charter amendment to TorreyPines’ certificate of incorporation; (c) the election of the members of Raptor’s board of directors to TorreyPines’ board of directors; and (d) generally against any action or agreement submitted to TorreyPines’ stockholders that would result in a breach of TorreyPines’ representations, warranties, covenants or other obligations under the Merger Agreement. The voting agreements terminate upon any termination of the Merger Agreement in accordance with its terms and certain other circumstances set forth therein. In connection with the voting agreements, the stockholder parties thereto have also granted an irrevocable proxy to Raptor or TorreyPines, respectively, to vote their shares of TorreyPines’ common stock or Raptor’s common stock, respectively, in the manner described above.

The foregoing description of the voting agreements is not complete and is qualified in its entirety by reference to the voting agreements, forms of which are filed as Exhibits 99.2 and 99.3 hereto and are incorporated herein by reference. The forms of voting agreements have been included to provide information regarding their respective terms. They are not intended to provide any other factual information about Raptor, TorreyPines or Merger Sub. Such information can be found elsewhere in this Current Report on Form 8-K and in the other public filings Raptor makes with the SEC, which are available without charge at www.sec.gov.

Rights Agreement

As of July 27, 2009, a Rights Agreement Amendment was executed amending the Stockholder Rights Agreement dated December 5, 2008 between Raptor and Nevada Agency and Transfer Company. The amendment, which is attached as exhibit 4.1 hereto, serves to exclude the pending merger transaction described above between Raptor and TorreyPines from triggering a distribution of rights dividends under the Rights Agreement.

Item 3.03 Material Modification to Rights of Security Holders.

The information set forth above under Item 1.01 with respect to the Rights Agreement Amendment is incorporated herein by reference.

Additional Information about the Merger and Where to Find It

In connection with the Merger described herein, TorreyPines will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement/prospectus of Raptor and TorreyPines. Investors and security holders of Raptor and TorreyPines are urged to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the Merger when it becomes available because it will contain important information about Raptor, TorreyPines and the Merger. Raptor’s stockholders will be able to obtain a copy of the joint proxy statement/prospectus, as well as other filings containing information about Raptor and TorreyPines, without charge, at the SEC’s Internet website (www.sec.gov). Copies of the joint proxy statement/prospectus and Raptor’s filings with the SEC can also be obtained, without charge, by directing a request to Raptor Pharmaceuticals Corp., 9 Commercial Blvd., Suite 200, Novato, CA 94949, Attention: Christopher M. Starr, Ph.D., CEO, Fax No. 415-382-1458 or at the email address: cstarr@raptorpharma.com.

In addition to the registration statement and related joint proxy statement/prospectus, Raptor files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Raptor at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Raptor’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at www.sec.gov, and from investor relations at Raptor at the address above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Raptor, TorreyPines, Merger Sub and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Raptor in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the joint proxy statement/prospectus described above.

Additional information regarding the directors and executive officers of Raptor is also included in Raptor’s Annual Report, as amended on Form 10-K/A for the year ended August 31, 2008 and Raptor’s proxy statement for its 2008 Annual Meeting of Stockholders, which were filed with the SEC on December 23, 2008 and December 31, 2007, respectively. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Raptor at the address above.

Item 8.01 Other Events.

On July 28, 2009, Raptor and TorreyPines issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release, titled, “Raptor Pharmaceuticals Corp. and TorreyPines Therapeutics, Inc. Announce Merger Agreement,” is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits
2.1

Agreement and Plan of Merger and Reorganization, dated July 27, 2009, by and among Raptor Pharmaceuticals Corp., TorreyPines Therapeutics, Inc., a Delaware corporation, and ECP Acquisition, Inc., a Delaware corporation. *

4.1	Stockholder Rights Agreement Amendment, dated as of July 27, 2009, to the Stockholder Rights Agreement dated December 5, 2008 between Raptor and Nevada Agency and Transfer Company.
99.1	Press Release titled “Raptor Pharmaceuticals Corp. and TorreyPines Therapeutics, Inc. Announce Merger Agreement.”
99.2	Form of Raptor Voting Agreement
99.3	Form of TorreyPines Voting Agreement

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Raptor undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAPTOR PHARMACEUTICALS CORP.
By: /s/ Kim R. Tsuchimoto
Kim R. Tsuchimoto Chief Financial Officer, Treasurer and Secretary Date: July 28, 2009

Exhibit Index

Exhibit No.	Description
2.1

Agreement and Plan of Merger and Reorganization, dated July 27, 2009, by and among Raptor Pharmaceuticals Corp., TorreyPines Therapeutics, Inc., a Delaware corporation, and ECP Acquisition, Inc., a Delaware corporation. *

4.1	Stockholder Rights Agreement Amendment, dated as of July 27, 2009, to the Stockholder Rights Agreement dated December 5, 2008 between Raptor and Nevada Agency and Transfer Company.
99.1	Press Release titled “Raptor Pharmaceuticals Corp. and TorreyPines Therapeutics, Inc. Announce Merger Agreement.”
99.2	Form of Raptor Voting Agreement
99.3	Form of TorreyPines Voting Agreement

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Raptor undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission.